--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                      ----------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                     Crescendo Pharmaceuticals Corporation
                     -------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                        (Title of Class of Securities)

                                  225637 10 7
                                  -----------
                                 CUSIP Number

                            Peter D. Staple, Esq.
                               ALZA Corporation
                      1900 Charleston Road, P.O. Box 7210
                     Mountain View, California 94039-7210
                              (650) 564-5000

                               With a copy to:
                              Alan Jacobs, Esq.
                      Heller Ehrman White & McAuliffe LLP
                       4250 Executive Square, 7th Floor
                        La Jolla, California 92037-9103
                              (858) 450-8400
          -----------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 29, 2000
          ------------------------------------------------------------
            (Date of Event which requires Filing of this statement)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




                              Page 2 of 13 Pages

CUSIP No.   225637 10 7              13D               Page 3 of 13 Pages
----------------------------                       -----------------------------

1    Names of reporting persons
     I.R.S. identification nos. of above persons (entities only)
            ALZA Corporation
            I.R.S. Identification No. 77-0142070
--------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group   (a) [ ]
                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC use only

-------------------------------------------------------------------------------
4    Source of funds*

                        00
-------------------------------------------------------------------------------
5    Check box if disclosure of legal proceedings is required    [ ]
     Pursuant to item 2(d) or 2(e)

-------------------------------------------------------------------------------
6    Citizenship or place of organization

             Delaware
-------------------------------------------------------------------------------
 NUMBER OF       7     Sole voting power
  SHARES                    0
                 --------------------------------------------------------------
BENEFICIALLY     8     Shared voting power
 OWNED BY                   4,853,509 Shares of Class A Common Stock
                --------------------------------------------------------------
   EACH          9     Sole dispositive power
 REPORTING                  0
                --------------------------------------------------------------
PERSON WITH     10     Shared dispositive power
                            4,853,509 Shares of Class A Common Stock
--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person

             4,853,509 Shares of Class A Common Stock (See Response to
                        Item 3)
-------------------------------------------------------------------------------

12   Check box if the aggregate amount in row (11) excludes certain shares

-------------------------------------------------------------------------------
13   Percent of class represented by amount in row (11)
             100% (See Response to Item 3)
-------------------------------------------------------------------------------
14   Type of reporting person*
             CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D, dated September 18, 1997, relating to shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares") of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Crescendo"). The principal executive office of Crescendo is located at 2000 Charleston Road, Suite 300, Mountain View, CA 94043. Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the initial
Schedule 13D.

     The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.01, of Crescendo.

Item 2.  Identity and Background.
         -----------------------

     The reporting person, ALZA Corporation ("ALZA"), a Delaware corporation, is filing this Amendment No. 1 on Schedule 13D because, on September 29, 2000, it exercised a Purchase Option (the "Purchase Option") to acquire all of the outstanding Class A Shares of Crescendo. The Purchase Option was granted to ALZA pursuant to Crescendo's Restated Certificate of Incorporation, as filed with the Secretary of State for the State of Delaware on September 4, 1997 (the "Restated Certificate"), on the terms and subject to the conditions set forth in the Restated Certificate.
    This filing is being made by ALZA. Its principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. The address of its principal executive offices is 1900 Charleston Road, Mountain View, CA 94043.

     (i) During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment by decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     (ii) The following information is given with respect to the executive officers and directors of ALZA:

           (a)  Dr. Ernest Mario, Chairman and Chief Executive Officer

                              Page 4 of 13 Pages

               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Chief Executive Officer of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (b) James R. Butler, Group Vice President, ALZA International Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Group Vice President, ALZA International
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (c) Bruce C. Cozadd, Executive Vice President and Chief Operating Officer
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Executive Vice President and Chief
               --------------------
               Operating Officer of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (d) Harold E. Fethe, Senior Vice President, Human Resources
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation: Senior Vice President, Human Resources, of
               --------------------
               ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

                              Page 5 of 13 Pages

           (e) Matthew K. Fust, Senior Vice President and Chief Financial
               Officer
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation: Senior Vice President and Chief Financial
               --------------------
               Officer of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (f) Dr. Ronald P. Haak, Senior Vice President, Technology Development and Principal Scientist
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation: Senior Vice President, Technology
               --------------------
               Development and Principal Scientist of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (g) Robert M. Myers, Senior Vice President, Commercial Development Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation: Senior Vice President, Commercial
               --------------------
               Development of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (h) Dr. Samuel R. Saks, Group Vice President, ALZA Pharmaceuticals Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Group Vice President, ALZA
               --------------------
               Pharmaceuticals


                              Page 6 of 13 Pages

               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (i) Peter D. Staple, Executive Vice President, Chief
               Administrative Officer and General Counsel
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Executive Vice President, Chief
               --------------------
               Administrative Officer and General Counsel of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (j) Daniel N. Swisher, Jr., Senior Vice President, Sales and
               Marketing
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Senior Vice President, Sales and
               --------------------
               Marketing, of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (k) Janne Wissel, Senior Vice President, Operations
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA  94039-7210
               Principal Occupation:  Senior Vice President, Operations, of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (l) William R. Brody, M.D., Ph.D., Director
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA 94039-7210

                              Page 7 of 13 Pages

               Principal Occupation:  President of The Johns Hopkins
               --------------------
               University, a healthcare and educational institution
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (m) Robert J. Glaser, M.D., Director
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA 94039-7210
               Principal Occupation:  Director (retired) for Medical Science and
               --------------------
               Trustee, Lucille P. Markey Charitable Trust, a philanthropic foundation supporting basic biomedical research
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (n) Dean O. Morton, Director
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA 94039-7210
               Principal Occupation:  Executive Vice President and Chief
               --------------------
               Operating Officer (Retired), Hewlett-Packard Corporation, an electronics company
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (o) Denise M. O'Leary, Director
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA 94039-7210
               Principal Occupation: Private investor
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

                              Page 8 of 13 Pages

           (p) Isaac Stein, Director
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA 94039-7210
               Principal Occupation:  President, Waverley Associates, Inc., a
               ---------------------
               private investment company
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (q) Julian N. Stern, Director
               Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, CA 94039-7210
               Principal Occupation:  Partner, Heller Ehrman White & McAuliffe
               ---------------------
               LLP, a law firm
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

           (r) Dr. I. Craig Henderson, Senior Medical Advisor and Director Business Address:
               ----------------
               1900 Charleston Road, P.O. Box 7210
               Mountain View, California  94039-7210
               Principal Occupation:  Senior Medical Advisor of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------


                              Page 9 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The total consideration for the purchase by ALZA of the Class A Shares is $100 million. The source of these funds is ALZA's cash, cash equivalents and marketable securities.

Item 4.  Purpose of Transaction.
         ----------------------

     The purpose of this transaction is to acquire the rights to all products and product candidates developed or under development by ALZA and Crescendo pursuant to the Development Agreement, dated September 5, 1997, between ALZA and Crescendo, without incurring ongoing royalty obligations to Crescendo. The ALZA directors determined that exercise of the Purchase Option at this time is in the best interests of ALZA and its stockholders. ALZA will replace Crescendo's directors with employees of ALZA. The transaction reported herein will cause Crescendo to become a wholly-owned subsidiary of ALZA. Crescendo will be de-listed from the Nasdaq National Market and will have its public reporting obligations suspended.

Item 5.      Interest in Securities of the Issuer.
             -------------------------------------

     (a) On September 29, 2000, ALZA exercised the Purchase Option to acquire all Crescendo Class A Common Shares that will be issued and outstanding on November 13, 2000 (the "Closing Date"). As of September 29, 2000 there were 4,853,509 Class A Common Shares of Crescendo issued and outstanding. There are also outstanding stock options exercisable for an additional 80,000 Class A Shares prior to the Closing Date. ALZA currently owns 1000 shares of Class B Common Stock of Crescendo. As of September 29, 2000, no shares of Class A Common Stock of Crescendo are beneficially owned by any other person named in Item 2 except as set out on the following table. Each of the persons listed below holds less than 0.1 percent of the shares of Crescendo Class A Common Stock outstanding on such date.

                             Sole Power to       Shared Power to
    Name                    Vote and Dispose     Vote and Dispose
    ----                    ----------------   ------------------

James R. Butler                  100                    0

Bruce C. Cozadd                  135                    0

Harold E. Fethe                  200                    0

Matthew K. Fust                   31                    0

Ronald P. Haak                    79                    0

Dean O. Morton                  1000                    0

Robert M. Myers                   10                    0

Dr. Samuel R. Saks               312(1)                 0

Peter D. Staple                   86                    0

Isaac Stein                      580                    0

Julian N. Stern                 4696                    0

Daniel N. Swisher, Jr.            36                    0

Janne Wissel                     336                    0

(1) Shares indicated are subject to restrictions on disposition which lapse on January 17, 2001.

                             Page 10 of 13 Pages



--------------------
To the best of ALZA's knowledge, there have been no transactions in the Class A Shares by the above persons during the past 60 days.

        (b)  As above.
        (c)  None.
        (d)  Not applicable.
        (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Article FIFTH of the Restated Certificate provides ALZA with the Purchase Option. The Purchase Option provides that ALZA may purchase all, but not less than all, of the issued and outstanding Class A Shares at any time prior to the earlier of: (i) 60 days after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds (as defined in the Restated Certificate) remaining after expenditures pursuant to the Development Agreement, accompanied by a report of Crescendo's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or (ii) January 31, 2002 (subject to certain extension rights). ALZA may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to Crescendo. This exercise notice must identify certain information, including a closing date for the purchase and the exercise price and form of consideration to be paid to Crescendo stockholders. The Closing Date must be within 60 days of the exercise date but may be extended by ALZA in certain circumstances outlined in the Restated Certificate as necessary to obtain governmental consents to the stock purchase. ALZA exercised the Purchase Option by providing the foregoing exercise notice to Crescendo on September 29, 2000. The Closing Date can be extended as set forth above.

     From the date of exercise of the Purchase Option until the Closing Date, Crescendo is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of ALZA.

     Article FOURTH of the Restated Certificate provides that as soon as ALZA exercises the Purchase Option, Crescendo's board shall cease to be classified, the number


                              Page 11 of 13 Pages
of authorized Crescendo directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of Crescendo's Class B Common Stock (currently ALZA) shall have the sole right to appoint the directors thereafter.

     Within 15 business days after the mailing of the exercise notice to Crescendo, Crescendo must provide ALZA with a status statement containing certain financial information. This financial information includes all actual and contingent liabilities of Crescendo. ALZA then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

     ALZA must designate a payment agent who will distribute the exercise price to the Crescendo stockholders. ALZA must also deposit both the exercise price, and irrevocable instructions to pay the exercise price to Crescendo stockholders of record as of the close of business on the Closing Date, with the payment agent on or prior to the Closing Date. ALZA has designated Fleet National Bank as payment agent (the "Payment Agent").

     On the Closing Date, title to the Class A Shares will automatically transfer to and vest in ALZA without further act of any person. Registered stockholders who hold physical stock certificates must submit their certificates to the Payment Agent in order to receive the pro rata exercise price, whereas registered stockholders who hold their shares in book entry form will automatically receive payment by check. Stockholders who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

Item 7.  Exhibits.
         --------

     7.1 Restated Certificate of Incorporation of Crescendo Pharmaceuticals Corporation as filed with the Delaware Secretary of State on September 4, 1997 (incorporated by reference from Exhibit 7.2 of the Schedule 13D filed by ALZA Corporation on September 29, 1997)



                              Page 12 of 13 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2000                                   ALZA CORPORATION

                                                    /s/ Peter D. Staple
                                                BY: __________________________
                                                    Peter D. Staple,
                                                    Executive Vice President,
                                                    Chief Administrative Officer
                                                    and General Counsel


                              Page 13 of 13 Pages